BEVERLY ENTERPRISES, INC.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

						Nine Months Ended
	Years ended December 31,					September 30,
	2003	2002	2001	2000	1999	2004	2003
Income (loss) before provision for (benefit from) income taxes, discontinued operations and extraordinary charge and cumulative effect of changes in accounting principles	$31,884	$(28,858)	$(221,152)	$(82,001)	$(278,189)	$29,844	$19,518

Add fixed charges:
Interest expense (including capitalized interest)	59,273	61,048	71,883	74,875	67,141	33,322	44,429
Costs related to early extinguishments of debt	6,634	—	—	—	—	40,430	—
Interest factor in rent expense	12,338	13,562	18,018	19,595	19,958	9,343	9,221
Amortization of debt issue costs	4,474	3,096	4,051	2,571	2,909	2,107	3,655
Amortization of debt discounts	—	—	—	—	39	61	—

Total fixed charges	82,719	77,706	93,952	97,041	90,047	85,263	57,305

Less capitalized interest	(433)	(1,492)	(1,517)	(2,326)	(1,655)	(422)	(323)

Total earnings	$114,170	$47,356	$(128,717)	$12,714	$(189,797)	$114,685	$76,500

Ratio of earnings to fixed charges	1.38	(1)	(1)	(1)	(1)	1.35	1.33

(1)	Earnings were inadequate to cover fixed charges by $30,350,000, $222,669,000, $84,327,000 and $279,844,000 for the years ended December 31, 2002, 2001, 2000 and 1999, respectively.